UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549


                                    FORM 11-K


(Mark one)
[X] ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(D) OF THE SECURITIES EXCHANGE
                                   ACT OF 1934

                   FOR THE FISCAL YEAR ENDED DECEMBER 31, 2004

[ ] TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(D) OF THE SECURITIES EXCHANGE
                                   ACT OF 1934

     For the transition period from ________________ to __________________.


                           COMMISSION FILE NO. 0-25121
                            -------------------------


                  SELECT COMFORT PROFIT SHARING AND 401(K) PLAN
                            (Full title of the Plan)

                           SELECT COMFORT CORPORATION
        (Name of the issuer of the securities held pursuant to the Plan)

                             6105 TRENTON LANE NORTH
                          MINNEAPOLIS, MINNESOTA, 55442
                    (Address of principal executive offices)


                  SELECT COMFORT PROFIT SHARING AND 401(k) PLAN
                   Index to Financial Statements and Exhibits

                                      Item


Report of KPMG LLP, Independent Registered Public Accounting Firm

Statements of Net Assets Available for Benefits at December 31, 2004 and 2003

Statements of Changes in Net Assets Available for Benefits for the Years Ended December 31, 2004 and 2003

Notes to Financial Statements

Supplemental Schedule of Assets (Held at End of Year) at December 31, 2004

Signature

Exhibit 23-1 -Consent of KPMG LLP, Independent Registered Public Accounting Firm


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                                 SELECT COMFORT
                         PROFIT SHARING AND 401(K) PLAN

                 Financial Statements and Supplemental Schedule

                           December 31, 2004 and 2003

     (With Report of Independent Registered Public Accounting Firm Thereon)




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                                 SELECT COMFORT
                         PROFIT SHARING AND 401(K) PLAN



                                TABLE OF CONTENTS




                                                                            PAGE

Report of Independent Registered Public Accounting Firm                       1

Statements of Net Assets Available for Benefits                               2

Statements of Changes in Net Assets Available for Benefits                    3

Notes to Financial Statements                                                 4

SUPPLEMENTARY INFORMATION

Schedule H, Line 4i - Schedule of Assets (Held at End of Year)                9

             REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM



The Investment Committee
Select Comfort Profit Sharing and
  401(k) Plan:


We have audited the accompanying statements of net assets available for benefits of the Select Comfort Profit Sharing and 401(k) Plan (the Plan) as of December 31, 2004 and 2003, and the related statements of changes in net assets available for benefits for the years then ended. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2004 and 2003, and the changes in its net assets available for benefits for the years then ended in conformity with U.S. generally accepted accounting principles.

Our audits were performed for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedule of assets (held at end of year) is presented for the purpose of additional analysis and is not a required part of the basic financial statements, but is supplemental information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This supplemental schedule is the responsibility of the Plan's management. The supplemental schedule has been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.




/s/ KPMG LLP

Minneapolis, Minnesota
April 29, 2005


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
                                 SELECT COMFORT
                         PROFIT SHARING AND 401(K) PLAN
                 Statements of Net Assets Available for Benefits
                           December 31, 2004 and 2003

                                                            2004                  2003
                                                      ------------------   -------------------
Assets:
  Investments, at fair value                          $   29,404,307       $    25,214,318
                                                      ------------------   -------------------
          Net assets available for benefits           $   29,404,307       $    25,214,318
                                                      ==================   ===================

See accompanying notes to financial statements.


                                 SELECT COMFORT
                         PROFIT SHARING AND 401(K) PLAN
                Statements of Changes in Net Assets Available for Benefits
                     Years ended December 31, 2004 and 2003

                                                             2004                  2003
                                                      -------------------   -------------------
Additions:
  Dividend and interest income                        $      429,574        $      287,733
  Net appreciation (depreciation) in fair value             (677,001)            8,433,559
                                                      -------------------   -------------------
                                                            (247,427)            8,721,292
  Less investment expenses                                    94,643                34,920
                                                      -------------------   -------------------
            Net investment income (loss)                    (342,070)            8,686,372

  Participant contributions                                4,017,915             3,858,351
  Employer contributions                                   1,836,904             1,042,456
  Other                                                      197,491                    --
                                                      -------------------   -------------------
            Total additions                                5,710,240            13,587,179
                                                      -------------------   -------------------
Deductions:
  Benefits paid                                            1,520,251             1,259,463
  Other                                                           --               191,695
                                                      -------------------   -------------------
            Total deductions                               1,520,251             1,451,158
                                                      -------------------   -------------------
            Net increase                                   4,189,989            12,136,021
Net assets available for benefits:
  Beginning of year                                       25,214,318            13,078,297
                                                      -------------------   -------------------
  End of year                                         $   29,404,307        $   25,214,318
                                                      ===================   ===================

See accompanying notes to financial statements.

                                 SELECT COMFORT
                         PROFIT SHARING AND 401(K) PLAN

                          Notes to Financial Statements

                           December 31, 2004 and 2003



(1)   DESCRIPTION OF PLAN

      The following description of the Select Comfort (the Company) Profit Sharing and 401(k) Plan (the Plan) provides only general information. Participants should refer to the Plan agreement for a more complete description of the Plan's provisions.

      PLAN INCEPTION

      The inception date of the Plan was January 1, 1994.

      GENERAL

      The Plan is a defined contribution plan covering all employees. A full-time employee is eligible on the first day of the calendar month following the commencement date of his or her employment provided the employee is age twenty-one or older. A part-time employee is eligible after completing one year of at least 1,000 hours of service and is age twenty-one or older. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA).

      RECORDKEEPER AND CUSTODIAN

      Effective November 9, 2002, the Plan assets were transferred to the custody of Met Life Securities, Inc. (Met Life) and Financial Administrative Services Corporation became the recordkeeper of the Plan.

      CONTRIBUTIONS

      Each year, participants may contribute a percentage of eligible earnings, as defined in the Plan. Participants can contribute up to 50% of eligible earnings. Participants may also contribute amounts representing distributions from other qualified defined benefit or contribution plans. Company contributions are determined at the discretion of the Company's board of directors. Employer contributions totaled $1,836,904 and $1,042,456 for the 2004 and 2003 plan years, respectively.

      PARTICIPANT ACCOUNTS

      Each participant's account is credited with the participant's contribution and allocations of the Company's contribution and may be charged with an allocation of administrative expenses. Allocations are based on participant earnings or account balances, as defined. Forfeited balances of terminated participants' nonvested accounts are used to reduce future Company contributions and pay administrative expenses. The benefit to which a participant is entitled is the benefit that can be provided from the participant's vested account. The forfeiture balance as of December 31, 2004 and 2003 was $65,231 and $94,556, respectively.

      VESTING

      Participants are immediately vested in their contributions plus actual earnings thereon. Vesting in the Company's discretionary contribution of their accounts plus actual earnings thereon is based on years of service. Participants' are vested 25% upon the completion of one year, 50% after two years, 75% after three years, and fully vested after completion of four years of service, or if they have reached normal retirement age of 65, die, or become disabled.

                                       4
                                                                     (Continued)

                                 SELECT COMFORT
                         PROFIT SHARING AND 401(K) PLAN

                          Notes to Financial Statements

                           December 31, 2004 and 2003


      LOANS

      Participants may borrow from their fund accounts a minimum of $1,000 up to a maximum equal to the lesser of $50,000 or 50% of their vested account balance. Loans are made on a pro rata basis from all investment funds in which an account is invested. Loan terms range from 1-5 years or up to 15 years for the purchase of a primary residence. The loans are secured by the balance in the participant's account and bear interest at a rate commensurate with local prevailing rates plus two percentage points for loans initiated from January 1, 2001 to November 8, 2002 and plus one percentage point for loans initiated from November 9, 2002 to December 31, 2004. Equal installments of principal and interest are required not less frequently than quarterly.

      INVESTMENT OPTIONS

      Upon enrollment in the Plan, participants may direct their contributions in 1% increments into any one or more of the Plan Sponsor's pre-determined investment options. Participants may modify their investment options daily.

      The following descriptions summarize the investment philosophy of the various mutual funds offered through Met Life Securities, Inc., as outlined in the fund literature.

      MET LIFE GUARANTEED ASSET ACCOUNT - Fixed Interest Annuity backed by Met Life General Account. Annuity funds are invested primarily in long-term bonds, mortgage-backed securities, real estate, and corporate equities.

      BLACKROCK GOVERNMENT INCOME PORTFOLIO - Funds are invested primarily in highest rated government and agency bonds and mortgages guaranteed by the U.S. Government.

      PIONEER HIGH YIELD FUND - Funds are invested primarily in below investment grade (high yield) debt securities and preferred stocks.

      WASHINGTON MUTUAL INVESTORS FUND - Funds are invested primarily in common stocks of larger, more established companies that meet listing requirements of the New York Stock Exchange and have a strong record of earnings and dividends.

      THE GROWTH FUND OF AMERICA - Funds are invested in common stocks of companies that the fund advisor believes offer superior opportunities for growth of capital.

      FRANKLIN CAPITAL GROWTH FUND - Funds are invested in common stocks of companies of any size to provide capital appreciation first and current income from dividends or interest second.

      PIMCO SMALL-CAP VALUE FUND - Funds are invested in common stocks of companies that the fund advisor believes are undervalued based on below-average P/E ratios relative to the market and their respective industry.

      MANAGERS SPECIAL EQUITY FUND - Funds are invested in common and preferred stocks of small- and mid-cap companies.

                                       5
                                                                     (Continued)

                                 SELECT COMFORT
                         PROFIT SHARING AND 401(K) PLAN

                          Notes to Financial Statements

                           December 31, 2004 and 2003


      EUROPACIFIC GROWTH FUND - Funds are invested in common stocks of companies of all sizes based in Europe and the Pacific Rim.

      HARRIS DIRECT SELF-DIRECTED BROKERAGE ACCOUNT - Offered as an investment alternative within the 401(k) plan. This brokerage account gives the participant access to over 8,000 stocks and fixed income securities and more than 9,000 mutual funds.

      EMPLOYER STOCK AWAITING PURCHASE FUND - Funds will be invested in shares of common stock of the Plan Sponsor in the near future.

      SELECT COMFORT STOCK - Funds are invested in shares of common stock of the Plan Sponsor.

      PAYMENT BENEFITS

      On termination of service due to death, disability, or retirement, or for termination of service due to other reasons, a participant will receive a lump-sum amount equal to the value of the participant's vested interest in his or her account.

      PLAN EXPENSES

      The Plan allows for recordkeeping fees, legal fees, trustee's fees, and other reasonable costs of administering the Plan to be paid out of Plan assets.

(2)   SIGNIFICANT ACCOUNTING POLICIES

      BASIS OF ACCOUNTING

      The financial statements of the Plan are prepared under the accrual method of accounting.

      INVESTMENTS

      The Plan's investments are stated at fair value. Shares of registered investment companies are valued at the quoted net asset value of shares held by the Plan at year-end. Shares of the Company common stock are valued at the quoted market price.

      Investment in guaranteed investment contracts are valued at contract value, which approximates fair value. The contract with Met Life had a crediting interest rate of 3.35%.

      Purchases and sales of securities are recorded on a trade-date basis. Interest income is recorded on the accrual basis. Dividends are recorded on the ex-dividend date.

      PAYMENT OF BENEFITS

      Benefits are recorded when paid.

      USE OF ESTIMATES IN THE PREPARATION OF FINANCIAL STATEMENTS

      The preparation of financial statements in conformity with U.S. generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of net assets available for benefits and disclosures of contingent assets and liabilities at the date

                                       6
                                                                     (Continued)

                                 SELECT COMFORT
                         PROFIT SHARING AND 401(K) PLAN

                          Notes to Financial Statements

                           December 31, 2004 and 2003


      of the financial statements, and the reported amounts of change in net assets available for benefits during the reporting period. Actual results may differ from those estimates.

      RISKS AND UNCERTAINTIES

      The Plan provides for investment in a variety of investments. Investments in general are exposed to various risks, such as interest rate, credit, and overall market volatility. Due to the level of risk associated with certain investments, it is reasonably possible that changes in the values of the investments will occur in the near term and such changes could materially affect participants' account balances and the amounts reported in the statements of net assets available for benefits.

      CONCENTRATION OF MARKET RISK

      At December 31, 2004 and 2003, approximately 22% and 37%, respectively, of the Plan's net assets were invested in the common stock of the Company. The underlying value of the Company's common stock is entirely dependent upon the performance of the Company and the market's evaluation of such performance. It is at least reasonably possible that changes in the fair value of the Company's common stock in the near term could materially affect participants' account balances and the amounts reported in the statements of net assets available for benefits and the statements of changes in net assets available for benefits.

(3)   PLAN TERMINATION

      Although it has not expressed any intent to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA. In the event of Plan termination, participants will become 100% vested in their accounts.

(4)   TAX STATUS

      The Internal Revenue Service has determined and informed the Company by a letter dated November 24, 1999 that the Plan is designed in accordance with applicable sections of the Internal Revenue Code (the IRC). Although the Plan has been amended since receiving the determination letter, the plan administrator believes that the Plan is designed and is currently being operated in compliance with the applicable requirements of the IRC.

                                       7
                                                                     (Continued)

(5)   INVESTMENTS

      The following presents investments that represent 5% or more of the Plan's net assets:

                                                        December 31,    December 31,
                                                           2004            2003
                                                        ------------    ------------
      Insurance contract:
        Met Life Guaranteed Asset Account               $ 3,579,678     $ 2,363,273

      Mutual funds:
        BlackRock Government Income Portfolio             1,726,433       1,198,123
        Washington Mutual Investors Fund                  3,571,985       2,658,098
        The Growth Fund of America                        3,850,208       2,831,987
        PIMCO Small-Cap Value Fune                        2,594,231       1,729,907
        Managers Special Equity Fund                      2,512,855       1,873,274
        EuroPacific Growth Fund                           2,542,118       1,662,983

      Select Comfort common stock                       $ 6,508,019     $ 9,331,557


      The Plan's investments (including gains and losses on investments bought and sold, as well as held, during the year) appreciated (depreciated) in value as follows:

                                                           Year ended December 31
                                                        ----------------------------
                                                           2004            2003
                                                        ------------    ------------
      Mutual funds                                      $ 1,558,272     $ 2,234,607
      Select Comfort common stock                        (2,235,273)      6,198,952
                                                        ------------    ------------
                                                        $  (677,001)    $ 8,433,559
                                                        ============    ============


(6)   PARTY-IN-INTEREST TRANSACTIONS

      Transactions resulting in plan assets being transferred to or used by a related party are prohibited under ERISA unless a specific exemption applies. The Custodian of the Plan, Met Life, and the Company are defined as parties-in-interest with respect to the Plan. The Plan invests in certain of their funds and investments issued by the Custodian and in common stock of the Company. These transactions are exempt under Section 408(b) of ERISA and are not considered prohibited transactions.


                                 SELECT COMFORT
                         PROFIT SHARING AND 401(K) PLAN
                                 41-1597886-001

         Schedule H, Line 4i - Schedule of Assets (Held at End of Year)
                               December 31, 2004

                                                      DESCRIPTION OF                      CURRENT
    IDENTITY OF ISSUER OR BORROWER                      INVESTMENT                         VALUE
---------------------------------------   ---------------------------------------     -----------------
Met Life Guaranteed Asset Account*        Fixed annuity                               $   3,579,678
BlackRock Government Income Portfolio     Mutual fund                                     1,726,433
Pioneer High Yield Fund                   Mutual fund                                       464,950
Washington Mutual Investors Fund          Mutual fund                                     3,571,985
The Growth Fund of America                Mutual fund                                     3,850,208
Franklin Capital Growth Fund              Mutual fund                                       848,965
PIMCO Small-Cap Value Fund                Mutual fund                                     2,594,231
Managers Special Equity Fund              Mutual fund                                     2,512,855
EuroPacific Growth Fund                   Mutual fund                                     2,542,118
Harris Direct                             Self-directed brokerage account                   226,009
Employer Stock Awaiting Purchase Fund*    Other                                              11,544
Select Comfort stock*                     Common stock                                    6,508,019
Participant loans*                        Loans secured by participant-vested
                                            balance with interest rates of 5.00%
                                            to 11.50% and maturing in 2005 to
                                            2019                                            967,312
                                                                                      -----------------
                                               Total investments                      $  29,404,307
                                                                                      =================
* Party-in-interest.

See accompanying report of independent registered public accounting firm.

                                    SIGNATURE



Pursuant to the requirements of the Securities and Exchange Act of 1934 the Plan Administrator has duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

                                   SELECT COMFORT PROFIT SHARING AND 401(k) PLAN
                                               (Full Title of the Plan)



                                      By:   /s/ Mark A. Kimball
                                         ---------------------------------------
                                            Mark A. Kimball
                                            Senior Vice President
                                            Legal, General Counsel and Secretary
                                            June 27, 2005

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